UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

SHARPS COMPLIANCE CORP.
(Name of Subject Company)

SHARPS COMPLIANCE CORP.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

820017101
(CUSIP Number of Class of Securities)

W. Patrick Mulloy
Chief Executive Officer and President
Sharps Compliance Corp.
9220 Kirby Drive, Suite 500
Houston, Texas 77054

(713) 432-0300
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:
Brandon T. Byrne
Norton Rose Fulbright US LLP
2200 Ross Avenue, Suite 3600
Dallas, Texas 75201-7932
(214) 855-7437

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Item 2, Item 3, Item 4, Item 8, and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Sharps Compliance Corp., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 25, 2022 (together with any amendments and supplements thereto, including this Amendment No. 1, the “Schedule 14D-9”).  This Schedule 14D-9 relates to the tender offer by Raven Houston Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Raven Buyer, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value of $0.01 per share (each such share, a “Share,” and collectively, the “Shares”) at a purchase price of $8.75 per Share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and all exhibits, amendments, and supplements thereto, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on July 25, 2022. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment No. 1 is being filed to reflect certain updates as indicated below.

Item 2.          Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is amended and supplemented as follows:

1.	In the discussion following the caption “Tender Offer,” the third to last paragraph on page 2 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“For the reasons described below, the Company’s Board of Directors (the “Board” or the “Company Board”) supports the Transactions and recommends on behalf of the Company that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer.”

Item 3.          Past Contacts, Transactions, Negotiations, and Agreements

Item 3 of the Schedule 14D-9 is amended and supplemented as follows:

1.
In the discussion following the caption “Arrangements with Parent, Purchaser, and their Affiliates—Merger Agreement,” the second paragraph on page 3 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“At a meeting duly called and held on July 11, 2022, after careful consideration, including review of the terms and conditions of the Offer in consultation with certain members of the Company’s senior management as well as the Company’s financial and legal advisors, and after considering its fiduciary duties under Delaware law, the Company Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend on behalf of the Company that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.”

2.
In the discussion following the caption “Arrangements with Parent, Purchaser, and their Affiliates—Tender and Support Agreement,” the first paragraph on page 7 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“On July 12, 2022, in connection with the execution and delivery of the Merger Agreement, the following executive officers of the Company, W. Patrick Mulloy II, Chief Executive Officer and President of the Company, and  Eric T. Bauer, the Executive Vice President and Chief Financial Officer of the Company, and all of the Company’s current directors, consisting of W. Patrick Mulloy II, Sharon R. Gabrielson, Parris H. Holmes, Susan N. Vogt, and Gary R. Enzor (collectively, the “Supporting Stockholders”), entered into a Tender and Support Agreement with Parent and Purchaser (the “Tender and Support Agreement”).”

3.
In the discussion following the caption “Arrangements between the Company and its Current Executive Officers, Directors, and Affiliates—Interests of Certain Persons,” the first paragraph on page 7 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“Certain executive officers of the Company and certain members of the Company Board may be deemed to have certain interests in the Transactions, including the Offer and the Merger, that are different from or in addition to those of the Company’s stockholders generally.  Those interests include: (i) the cash out of Company Stock Options (whether vested or unvested or exercisable) and Company Restricted Stock Awards (whether or not vested) in connection with the Transactions; (ii) in the case of certain executive officers, cash payments in the event of certain qualifying terminations of employment; and (iii) indemnification and insurance rights and benefits in their capacities as directors and officers of the Company.  See “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Arrangements between the Company and its Current Executive Officers, Directors, and Affiliates—Effect of the Merger on Company Stock Options and Company Restricted Stock Awards,” “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Arrangements between the Company and its Current Executive Officers, Directors, and Affiliates—Employment Agreements and Arrangements with Executive Officers,” “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Arrangements between the Company and its Current Executive Officers, Directors, and Affiliates—Director and Officer Indemnification and Insurance,” and “Item 8. Additional Information—Golden Parachute Compensation” for additional information. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, along with other matters described below in “Item 4. The Solicitation or Recommendation–Background of the Merger; Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and to recommend on behalf of the Company that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.”

4.
In the discussion following the caption “Arrangements between the Company and its Current Executive Officers, Directors, and Affiliates—Interests of Certain Persons,” the third paragraph thereunder beginning on page 8 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“If the non-employee directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, or if their Shares are converted into the right to receive the Merger Consideration pursuant to the Merger Agreement, they will receive the same Offer Price or Merger Consideration, as applicable, subject to the same terms and conditions as the other stockholders of the Company. As discussed above in “Tender and Support Agreements,” the following executive officers of the Company, W. Patrick Mulloy II, Chief Executive Officer and President of the Company, and  Eric T. Bauer, the Executive Vice President and Chief Financial Officer of the Company, and all of the Company’s current directors, consisting of W. Patrick Mulloy II, Sharon R. Gabrielson, Parris H. Holmes, Susan N. Vogt, and Gary R. Enzor, have agreed to tender their Shares in the Offer.”

Item 4.          The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is amended and supplemented as follows:

1.
In the discussion following the caption “Recommendation of the Board,” the first two paragraphs on page 13 of the Schedule 14D-9 are hereby revised and supplemented and replaced in their entirety by the following:

“At a meeting duly called and held on July 11, 2022, after careful consideration, including review of the terms and conditions of the Offer in consultation with certain members of the Company’s senior management as well as the Company’s financial and legal advisors, and after considering its fiduciary duties under Delaware law, the Company Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend on behalf of the Company that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.”

“Accordingly, and for other reasons described in more detail below, the Company Board unanimously recommends on behalf of the Company that all of the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.”

2.
In the discussion following the caption “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger,” the second to last paragraphs on page 18 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“During the late afternoon on July 11, 2022, the Company Board held a virtual special meeting at which members of senior management and representatives of Raymond James and Norton Rose were present. Representatives of Norton Rose provided the Company Board with an overview of the proposed transaction based on the progress of negotiations with Aurora and Gibson Dunn, including the remaining terms of the draft merger agreement and related documentation, including the equity commitment letter, limited guaranty, and tender and support agreement, as proposed by Aurora and Gibson Dunn, including Aurora’s proposal for a termination fee of 4.0% of equity value and a reverse termination fee of 4.5% of equity value and capped expense reimbursement of $5 million. The Company Board directed Norton Rose to finalize the transaction documents with the proposed terms as previously received from Aurora and Gibson Dunn. The representatives of Raymond James then reviewed and discussed with the Company Board its financial analysis with respect to the proposal of $8.75 per Share. Following the presentation, Raymond James rendered its oral opinion to the Company Board, which was subsequently confirmed in a written opinion dated July 11, 2022, that, as of such date and based upon and subject to the various qualifications and assumptions set forth in the written opinion, the Offer Price and the Merger Consideration was fair, from a financial point of view, to the holders of Shares (a copy of the written opinion of Raymond James is attached to this Schedule 14D-9 as Annex I). Please see the discussion in the section entitled “Financial Analyses and Opinion–Opinion of Raymond James & Associates, Inc.” of this Schedule 14D-9 for a more detailed description of the Raymond James financial analyses and the opinion rendered by Raymond James to the Company Board. Subsequently, after careful discussion and deliberation, including consideration of advice rendered by the Company’s legal and financial advisors, and after consideration of each of the matters listed under “Reasons for the Recommendation” below, the Company Board (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend on behalf of the Company that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.”

3.
In the discussion following the caption “Background of the Offer and the Merger; Reasons for Recommendation—Reasons for the Recommendation,” the first paragraph on page 19 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“In evaluating the Merger Agreement and the Transactions, the Company Board consulted with the Company’s senior management team and its outside legal and financial advisors and, in reaching its determination to recommend on behalf of the Company that Company stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Company Board relied upon and considered numerous reasons and factors, including but not limited to the material factors set forth below (the order in which the following factors appear does not reflect any relative significance):”

4.	In the discussion following the caption “Intent to Tender,” the first paragraph on page 22 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“To the knowledge of the Company after making reasonable inquiry, each director and each executive officer of the Company has advised the Company that his or her intention is to tender all Shares, if any, beneficially owned by him or her pursuant to the Offer (excluding any Shares (i) as to which he or she does not have discretionary authority to sell or direct the sale, (ii) Shares with respect to which he or she acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender, and (iii) underlying, or subject to, outstanding Company Stock Options). In addition, the following executive officers of the Company, W. Patrick Mulloy II, Chief Executive Officer and President of the Company, and  Eric T. Bauer, the Executive Vice President and Chief Financial Officer of the Company, and all of the Company’s current directors, consisting of W. Patrick Mulloy II, Sharon R. Gabrielson, Parris H. Holmes, Susan N. Vogt, and Gary R. Enzor, entered into the Tender and Support Agreement pursuant to which such stockholders have agreed to tender their Shares in the Offer.”

5.
In the discussion following the caption “Financial Analyses and Opinion—Opinion of Raymond James & Associates, Inc.,” the section captioned “Public Trading Multiples” on pages 25 and 26 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“Using publicly available information, Raymond James compared selected financial data of Sharps with similar data for the following selected publicly traded companies:

Medical Waste Disposal Management:

•	Stericycle, Inc.

Waste Disposal Management:

•	Clean Harbors, Inc.

•	Harsco Corporation

•	Heritage-Crystal Clean, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of Raymond James’s analyses, were, in Raymond James’s judgment, considered sufficiently similar to that of Sharps based on business sector participation, financial metrics and form of operations. None of the selected companies reviewed is identical to Sharps and certain of these companies may have characteristics that are materially different from that of Sharps. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Sharps.

For each of the selected companies, Raymond James calculated multiples and ratios based on closing stock prices on July 8, 2022 (the last full trading day prior to the date that Raymond James delivered its oral opinion to the Board). For each of the following analyses performed by Raymond James, estimated financial data for the selected companies was based on information Raymond James obtained from SEC filings and publicly available analyst consensus estimates obtained from S&P Capital IQ. The multiples and ratios for each of the selected companies were based on such information. Among other calculations, with respect to Sharps and the selected companies, Raymond James calculated (1) the multiple of enterprise value (calculated as the market value of equity on a fully-diluted basis calculated using the treasury stock method, taking into account in-the-money options, restricted stock units, performance stock units and other equity awards and convertible securities, plus the face value of debt and other adjustments, including preferred equity and minority interest, net of equity in affiliates and cash and cash equivalents (“Enterprise Value”)) to the estimated earnings before interest, tax, depreciation and amortization (excluding stock-based compensation expense, “EBITDA”) for calendar year 2022 based on publicly available analyst consensus estimates obtained from S&P Capital IQ (which is referred to in this section as “2022E EV/EBITDA”), (2) the multiple of Enterprise Value to estimated EBITDA for calendar year 2023 based on publicly available analyst consensus estimates obtained from S&P Capital IQ (which is referred to in this section as “2023E EV/EBITDA”), (3) the multiple of Enterprise Value to estimated revenue for calendar year 2022 based on publicly available analyst consensus estimates obtained from S&P Capital IQ (which is referred to in this section as “2022E EV/Revenue”) and (4) the multiple of Enterprise Value to estimated revenue for calendar year 2023 based on publicly available analyst consensus estimates obtained from S&P Capital IQ (which is referred to in this section as “2023E EV/Revenue”).

			Total Enterprise Value
Symbol	Company	Total Enterprise Value ($ millions)	CY ‘22E Revenue	CY ‘23E Revenue	CY ‘22E EBITDA	CY ‘23E EBITDA
Nasdaq: SRCL	Stericycle, Inc.	$6,115.5	2.3x	2.2x	13.6x	11.8x
NYSE: CLH	Clean Harbors, Inc.	$7,165.2	1.5x	1.5x	8.7x	8.4x
NYSE: HSC	Harsco Corporation	$2,037.9	1.1x	1.0x	8.1x	7.2x
Nasdaq: HCCI	Heritage-Crystal Clean, Inc.	$690.0	1.2x	1.1x	6.3x	6.6x

Based on this analysis, Raymond James then derived a multiple reference range of (i) 6.3x—13.6x for the 2022E EV/EBITDA multiple, (ii) 6.6x—11.8x for the 2023E EV/EBITDA multiple, (iii) 1.1x—2.3x for the 2022E EV/Revenue multiple, and (iv) 1.0x—2.2x for the 2023E EV/Revenue multiple. After applying such ranges to the forecasted LTM March-2022 and 2023E Adjusted EBITDA (as defined below) and LTM March-2022 and 2023E Revenue of Sharps, as set forth in the Management Forecasts (See “Item 4. The Solicitation or Recommendation—Certain Management Forecasts” below for a description of the Management Forecasts), the analysis indicated the following implied per share equity values of the Shares, as compared to the Offer Price and Merger Consideration of $8.75 per Share:

Public Trading Analysis Implied Equity Value Per Share of Company Common Stock

Implied Value Per Share (rounded to the nearest $0.25)
LTM March-2022 EV/EBITDA	$2.23 – 3.61
2023E EV/EBITDA	$3.39 – 5.14
LTM March-2022 EV/Revenue	$4.84 – 8.41
2023E EV/Revenue	$4.91 – 9.02

6.
In the discussion following the caption “Financial Analyses and Opinion—Opinion of Raymond James & Associates, Inc.,” the section captioned “Selected Transaction Analysis” on pages 26 and 27 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“Using publicly available information from SEC filings, relevant press releases and publicly available analyst consensus estimates obtained from S&P Capital IQ and Pitchbook Data, Inc, Raymond James examined selected transactions with respect to the enterprise value implied for the target company (calculated on the basis of the up-front consideration payable in the selected transactions and excluding any potential earn-outs) as (i) a multiple of the target company’s preceding twelve-month period EBITDA (excluding stock-based compensation expenses) at the time of the transaction announcement (which is referred to as “EV/TTM EBITDA”), (ii) a multiple of the target company’s projected twelve-month period EBITDA (excluding both stock-based compensation expenses) at the time of the transaction announcement (which is referred to as “EV/NTM EBITDA”), (iii) a multiple of the target company’s preceding twelve-month period Revenue at the time of the transaction announcement (which is referred to as “EV/TTM Revenue”), and (iv) a multiple of the target company’s project twelve-month period Revenue at the time of the transaction announcement (which is referred to as “EV/NTM Revenue”). These transactions were selected, among other reasons, because the transactions occurred within a period that Raymond James deemed relevant and the businesses involved in these transactions operated in the medical waste disposal management and waste disposal management industries. The transactions considered were as follows:

				Total Enterprise Value
Close Date	Acquiror	Target	Total Enterprise Value ($ millions)	TTM Revenue	NTM Revenue	TTM EBITDA	NTM EBITDA
May 2022	Republic Services, Inc.	US Ecology, Inc.	$2,262.4	2.3x	2.2x	13.6x	12.1x
January 2022	Iron Mountain Incorporated	ITRenew, Inc.	$905.3	2.2x	-	12.0x	-
November 2021	EQT Partners AB	Covanta Holding Corporation	$5,330.6	2.7x	2.6x	16.6x	11.5x
October 2020	Waste Management, Inc.	Advanced Disposal Services, Inc.	$4,625.4	2.8x	3.1x	11.9x	12.3x
November 2019	US Ecology, Inc.	NRC Group Holding Corp.	$937.5	2.4x	2.0x	15.7x	8.5x
March 2017	Cintas Corporation	G&K Services, Inc.	$2,176.9	2.2x	2.2x	13.7x	13.0x
May 2016	Iron Mountain Incorporated	Recall Holdings Limited	$3,093.0	2.8x	2.6x	14.7x	10.3x
October 2015	Stericycle, Inc	Shred-it Internal Inc	$2,300.0	3.3x	-	13.8x	-

The low, high, median and mean EV/TTM EBITDA multiples of the selected transactions were 11.9x, 16.6x, 13.7x, and 14.0x, respectively. The low, high, median and mean EV/NTM EBITDA multiples of the selected transactions were 8.5x, 13.0x, 11.8x, and 11.3x, respectively. The low, high, median and mean EV/TTM Revenue multiples of the selected transactions were 2.2x, 3.3x, 2.5x, and 2.6x, respectively. The low, high, median and mean EV/NTM Revenue multiples of the selected transactions were 2.0x, 3.1x, 2.4x, and 2.4x, respectively. Based on this analysis, Raymond James then derived a multiple reference range of (i) 11.9x—16.6x for the EV/TTM EBITDA multiple, (ii) 8.5x—13.0x for the EV/NTM EBITDA multiple, (iii) 2.2x—3.3x for the EV/TTM Revenue multiple, and (iv) 2.0x—3.1x for the EV/NTM Revenue multiple. After applying such ranges to the LTM March-2022 and 2023E Adjusted EBITDA (as defined below) and LTM March-2022 and 2023E Revenue of Sharps, as set forth in the Management Forecasts (See “Item 4. The Solicitation or Recommendation—Company Management Forecasts” below for a description of the Management Forecasts), the analysis indicated the following implied per share equity values of the Shares, as compared to the Offer Price and Merger Consideration of $8.75 per Share:

Selected Transactions Analysis Implied Equity Value Per Share of Company Common Stock

Implied Value Per Share (rounded to the nearest $0.25)
EV/TTM EBITDA	$3.19 – 4.00
EV/NTM EBITDA	$4.02 – 5.55
EV/TTM Revenue	$8.60 – 12.36
EV/NTM Revenue	$8.52 – 12.25

No company, business or transaction used in this analysis is identical to Sharps or the Offer and the Merger, and accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies, businesses or transactions to which Sharps and the Offer and the Merger were compared or perspectives regarding the transactions selected for comparative purposes.”

7.
In the discussion following the caption “Financial Analyses and Opinion—Opinion of Raymond James & Associates, Inc.,” the section captioned “Discounted Cash Flows Analysis” on page 27 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“Raymond James conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered earnings before interest expense and after tax (including stock-based compensation expenses), adjusted for depreciation and amortization, capital expenditures, and changes in net working capital. “Present value” refers to the current value of one or more future cash payments from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the projections period.

Raymond James calculated the present value of unlevered free cash flows that Sharps is expected to generate: (i) for calendar years 2023 through 2027 based upon Management Forecasts and (ii) for calendar years 2023E through 2027E based upon extrapolations of the Management Forecasts that were prepared by Raymond James with the consent of Sharps and which were used by Raymond James in connection with its financial analyses and in rendering its fairness opinion. Raymond James also calculated a range of terminal values for Sharps at end of calendar year 2027 by applying terminal EBITDA multiples ranging from 8.0x to 12.0x the EBITDA of Sharps during the terminal period of the projections. The terminal values are as follows: 8.0x 2027E EBITDA: $156.23 MM; 10.0x 2027E EBITDA: $195.29 MM; and 12.0x 2027E EBITDA: $234.35 MM. The terminal value EBITDA multiple range of 8.0x – 12.0x is the appropriate range of exit multiples in the professional judgement of Raymond James.  The range is informed by Raymond James’s extensive experience as a sell-side advisor to middle market and lower middle market clients.  The range is also supported by the trading and transaction comps analysis. The range of terminal values were then discounted to present values using a discount rate range of 9.0% to 13.0%, which was chosen by Raymond James based upon an analysis of the weighted average cost of capital of Sharps. The present value was then divided by the number of fully diluted Shares outstanding as of June 30, 2022 to arrive at the following reference range of implied fully diluted equity values per Share, as compared to the Offer Price and Merger Consideration of $8.75 per Share.

Discounted Cash Flows Analysis Implied Equity Value Per Share of Company Common Stock

Implied Value Per Share (rounded to the nearest $0.25)
Management Forecasts	$6.10 – 9.46

8.
In the discussion following the caption “Certain Management Forecasts—Certain Unaudited Prospective Financial Information,” the third paragraph on page 29 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“The Management Forecasts are based on numerous estimates and assumptions, including assumptions regarding total sales growth and related expense and margin impacts. The underlying assumptions used in the Management Forecasts are generally based on information and factors known to the management of the Company when the Management Forecasts were prepared. The Management Forecasts’ revenue projections were constructed by service line: Mailbacks (Immunization, Pharma, Other), Unused Medications, Route-Based Pickup, Third Party Treatment, and Other (IV Poles, Pump Return Boxes, Containers, etc.) as well as by each client market type: Home Health Care, Retail, Government, Professional, Long Term Care, Pharmaceutical, Environmental, Other based on historical results and activity levels and the Company’s best estimates of future performance.  Cost of sales was broken out between variable and fixed costs.”

Item 8.          Additional Information

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

1.
In the discussion following the caption “Majority of Outstanding Shares on Fully Diluted Basis Must Tender to Consummate Transactions; Stockholder Vote Not Required,” the first paragraph on page 33 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“At a meeting duly called and held on July 11, 2022, after careful consideration, including review of the terms and conditions of the Offer in consultation with certain members of the Company’s senior management as well as the Company’s financial and legal advisors, and after considering its fiduciary duties under Delaware law, the Company Board unanimously, and on behalf of the Company, (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend on behalf of the Company that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. If the Offer is consummated, the Company will not seek the approval of its stockholders before effecting the Merger in accordance with Section 251(h) of the DGCL.”

2.
In the discussion following the caption “Regulatory Approvals,” the first paragraph on pages 38 and 39 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request (a “Second Request”). Only one extension of the waiting period pursuant to a Second Request is authorized by HSR Act rules. Thereafter, the waiting period can be extended only by court order or with Parent’s consent. If the 15-day waiting period expires on a Saturday, Sunday, or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday, or legal public holiday. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 22, 2022, and the required 15-day waiting period with respect to the Offer expired at 11:59 p.m., New York City time on August 8, 2022. Accordingly, the closing condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied.  The Antitrust Division and the FTC routinely assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent, Purchaser, and/or the Company, or any of their respective subsidiaries. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.”

3.	Following the discussion under the caption “Golden Parachute Compensation,” page 40 of the Schedule 14D-9 is hereby revised and supplemented to add the following:

“Certain Litigation

On August 4, 2022, Dan Rodenbach filed a lawsuit concerning the Transactions against the Company and the directors of the Company in the U.S. District Court for the Southern District of New York.  The case is captioned Rodenbach v. Sharps Compliance Corp. et al., Case No. 1:22-cv-006647 (S.D.N.Y.). On August 5, 2022, Jeffrey D. Justice, II and Marc Waterman filed additional similar lawsuits concerning the Transactions against the Company and the directors of the Company in the U.S. District Court for the Southern District of New York. Those cases are captioned Justice v. Sharps Compliance Corp. et al., Case No. 1:22-cv-06689 (S.D.N.Y.), and Waterman v. Sharps Compliance Corp. et al., Case No. 1:22-cv-06697 (S.D.N.Y.). The three lawsuits assert that the Company misrepresented or omitted material information pertaining to the Transactions in the Schedule 14D-9 filed on July 25, 2022, including but not limited to the alleged omission of material information regarding the engagement of, and the financial analyses conducted by, Raymond James & Associates, Inc. in connection with the Transactions, and with respect to the alleged omission of material information regarding the Company’s financial projections. The lawsuits collectively assert claims under Sections 14 and 20 of the Exchange Act and the rules promulgated thereunder. The complaints seek injunctive relief, damages, declaratory relief, litigation costs, and other unspecified costs and relief.

As of August 10, 2022, the Company has also received six stockholder demand letters, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

The outcome of these lawsuits and demand letters cannot be predicted with certainty; however, the Company believes that they are without merit and intends to vigorously defend against them.  Additional lawsuits or demand letters may be filed against or received by the Company, its directors, or other parties in connection with the Transactions.  If additional similar complaints or demand letters are filed or served, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

Item 9.          Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by replacing the following exhibit (and Annex I):

Exhibit No.	Description

(a)(5)(D)*	Opinion of Raymond James, dated July 11, 2022 (incorporated by reference to Annex I to this Schedule 14D-9, as amended)

*Filed herewith

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 11, 2022	SHARPS COMPLIANCE CORP.

	By:	/s/ W. Patrick Mulloy
	Name:	W. Patrick Mulloy
	Title:	Chief Executive Officer and President

ANNEX I

July 11, 2022

Board of Directors
Sharps Compliance Corp.
9220 Kirby Drive, Suite 500
Houston, TX 77054
Members of the Board of Directors:

We understand that Raven Buyer, Inc. (“Parent”), Raven Houston Merger Sub, Inc. (“Merger Sub”), and Sharps Compliance Corp. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (i) Parent has agreed to cause Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company, $0.01 par value per share (the “Shares”), at a purchase price per Share of $8.75, without interest (the “Offer Price”), and (ii) Merger Sub will be merged with and into the Company and each outstanding Share will be converted into the right to receive $8.75, without interest (the “Merger Consideration”) (collectively, the “Transaction”), subject to certain adjustments as provided for in the Agreement (as to which adjustments we express no opinion). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Offer Price and Merger Consideration to be received by the holders of the Shares in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders. For purposes of this Opinion, and with your consent, we have assumed that there are approximately 20,052,008 million Shares issued and outstanding. For purposes of this Opinion, and with your consent, we have assumed that the Offer Price and the Merger Consideration is $8.75 per share.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger, by and between the Company, Parent, and Merger Sub, dated as of July 11, 2022 (the “Agreement”);

2.
reviewed certain information related to the historical condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company (the “Projections”);

3.
reviewed the Company’s audited financial statements for years ended June 30, 2021, June 30, 2020, June 30, 2019, and June 30, 2018 and unaudited financial statements for the three month periods ended March 31, 2022, December 31, 2021 and September 30, 2021;

4.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	considered certain publicly available financial terms of certain transactions we deemed to be relevant;

7.
reviewed the current and historical market prices and trading volume for the Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.
received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

10.
discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Parent, or Merger Sub is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company, Parent, or Merger Sub is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of July 1, 2022 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

As the Board is aware, there is significant uncertainty as to the potential direct and indirect business, financial, legal, economic and social implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). We express no opinion or view as to the potential impact of the Pandemic Effects on our analysis, this Opinion, the Transaction, the Company, Parent or Merger Sub. As the Board is aware, the credit, financial and stock markets have been experiencing unusual volatility due in part to the military conflict between Russia and Ukraine and Raymond James expresses no opinion or view as to any potential effects of such volatility on the Transaction, the Company, Parent or Merger Sub, and this Opinion does not purport to address potential developments in any such markets.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. We did not solicit indications of interest with respect to a transaction involving the Company. Our opinion is limited to the fairness, from a financial point of view, of the Offer Price and Merger Consideration to be received by the holders of the Shares.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Shares as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Shares or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, Parent, or Merger Sub or the ability of the Company, Parent, or Merger Sub to pay their respective obligations when they come due.

The delivery of this Opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to the Company (in the previous two years), including buy-side advisory services, for which it has been paid a fee(s). Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company, Parent and/or Merger Sub or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board of the Company (solely in each director’s capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to the Board or any shareholder of the Company, Parent, or Merger Sub regarding how said shareholder should act or vote with respect to the proposed Transaction or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a Solicitation/Recommendation Statement on Schedule 14D-9 or proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such Solicitation/Recommendation Statement on Schedule 14D-9 or proxy statement, along with a description thereof reasonably acceptable to us.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price and Merger Consideration to be received by the holders of the Shares in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ RAYMOND JAMES & ASSOCIATES, INC.

RAYMOND JAMES & ASSOCIATES, INC.